

MOAB
PARTNERS

December 19, 2018

Fellow Shareholders:

Moab Capital Partners, LLC ("Moab" or, "we") and its affiliates are significant holders of Medley Capital Corp. (NYSE:MCC, "MCC" or, the "Company"), with ownership of approximately 3% of the outstanding shares of common stock. We are writing to share with you our deep concerns regarding the ill-advised proposed combination of MCC, Sierra Income Corporation ("SIC") and Medley Management Inc. (NYSE:MDLY, "MDLY") in a transaction involving two parties that are related to MCC's external manager that will greatly dilute MCC shareholders (the "Transaction" or the "Merger") and have the effect of enriching and entrenching the incapable management team at MDLY. **We are now the third large MCC shareholder to publicly oppose the Transaction in recent days.**

Moab believes that shareholders should reject this Transaction because it will cause even further value destruction at a time when the Company's stock is already trading at a deeply discounted share price due to horrendous stewardship of capital and mismanagement under MCC management and the watch of MCC's Board of Directors (the "Board"). The terms of the Merger provide for the very management team that has overseen MCC's abysmal track record of chronic and precipitous share price decline to remain in place. Rather than be held accountable for its failures, management is seeking to further entrench itself through this one-sided Transaction. In addition, we question the integrity and care surrounding the process that led to the Merger Agreement, with particular focus on why the Company failed to consider all strategic alternatives available or negotiate more favorable terms. We also note that the proposed value to be received by MCC shareholders, in the form of SIC shares, would be grossly inadequate, while MDLY shareholders would receive nearly two-thirds of their consideration in the form of cash, which can be viewed as an effective premium paid to MDLY shareholders at the expense of MCC shareholders. For these reasons and the others set forth below, we urge MCC shareholders to vote **AGAINST** the proposed Merger with MDLY and SIC at the Company's upcoming special meeting of stockholders (the "Special Meeting").

A truly independent Board that cares about protecting the best interests of its shareholders would have terminated the investment management agreement through which MDLY manages MCC and explored all strategic alternatives for MCC to maximize value for its shareholders rather than agree to this sham of a Transaction.

Since nobody at MCC is looking out for us, shareholders need to take matters into our own hands — it starts with voting down this abhorrent Transaction. Next, we can take steps to terminate MCC's value destructive management agreement with MDLY.

Moab Capital Partners, LLC 152 West 57th St, 9th Floor, New York, NY 10019 *Main:* (212) 981-2646 *Fax:* (212) 651-1288



MOAB
PARTNERS

MCC's historic underperformance under MDLY's Management

MCC shareholders have suffered mightily under MDLY's management. Between the time of MCC's IPO on January 19, 2011 and August 9, 2018 (the day prior to the Merger announcement), MCC's share price declined by 72% and cumulative total return was negative 34%. This is an appalling return for any eight-year investment horizon on an absolute basis and is particularly shocking considering it occurred during an environment when every relevant financial asset in the US was experiencing strong returns. Over the same time frame, the S&P500 Index returned 161%, Barclays US Corporate High Yield Index returned 61%, and the S&P/LSTA Leveraged Loan Index returned 38%.



MCC - Cumulative % Total Return vs. Financial Benchmarks
200
150
100
50
0
(50)
1/20/2011
3/20/2011
5/20/2011
7/20/2011
9/20/2011
11/20/2011
1/20/2012
3/20/2012
5/20/2012
7/20/2012
9/20/2012
11/20/2012
1/20/2013
3/20/2013
5/20/2013
7/20/2013
9/20/2013
11/20/2013
1/20/2014
3/20/2014
5/20/2014
7/20/2014
9/20/2014
11/20/2014
1/20/2015
3/20/2015
5/20/2015
7/20/2015
9/20/2015
11/20/2015
1/20/2016
3/20/2016
5/20/2016
7/20/2016
9/20/2016
11/20/2016
1/20/2017
3/20/2017
5/20/2017
7/20/2017
9/20/2017
11/20/2017
1/20/2018
3/20/2018
5/20/2018
7/20/2018
SPX
SP Lev Loan Index
BarCap HY Index
WF BDC Index
MCC

Moab Capital Partners, LLC 152 West 57th St, 9th Floor, New York, NY 10019 *Main:* (212) 981-2646 *Fax:* (212) 651-1288



MOAB
PARTNERS

MCC's performance under MDLY management also compares poorly vs. other BDCs. From the date of MCC's IPO through the day prior to the Merger's announcement, total shareholder return for MCC ranked dead last out of the 21 BDCs in the Wells Fargo BDC Index that existed at the time of MCC's IPO.



MCC - Cumulative % Total Return Since MCC IPO (1/19/2011) vs. Wells Fargo BDC Index Members
350
300
250
200
150
100
50
0
(50)
(100)
20 Other BDCs*
WF BDC Index
MCC

Among the 41 BDCs included in the Wells Fargo BDC index for the 12 months leading up to the day the Merger was announced, MCC's return again ranked dead last at negative 42%—this is a dreadful 47% underperformance vs. the BDC average of positive 5.4% over the same period.



MCC - 1 Year (8/09/2017 - 8/09/2018) Cumulative % Total Return vs. Wells Fargo BDC Index Members
50
40
30
20
10
0
(10)
(20)
(30)
(40)
(50)
40 Other BDCs*
WF BDC Index
MCC

Moab Capital Partners, LLC 152 West 57th St, 9th Floor, New York, NY 10019 *Main:* (212) 981-2646 *Fax:* (212) 651-1288



MOAB
PARTNERS

According to MCC's latest Form 10-K filed with the SEC on December 4, 2018, "the investment management agreement may be terminated by either party without penalty upon not more than 60 days' written notice to the other." This can be achieved through Board action by a vote of the majority of Board members, or through shareholder action by the affirmative vote of a majority of shares outstanding. Given the appalling performance of MCC's portfolio under MDLY's stewardship, it is shocking that this agreement has not already been terminated by the Board. Instead, the Board has the nerve to suggest MCC shareholders are best served by contributing our shares, which trade at a 48% discount to NAV, to acquire MDLY's equity for $212 million, a proposed Transaction that sent our inept external manager's shares up 53% the day of the announcement. We urge shareholders to vote against the Transaction, and to take action if the Board does not terminate the investment management agreement with MDLY and pursue a vigorous review of all strategic alternatives available to MCC independently of MDLY and SIC, including a potential sale of the Company.

Investors have lost confidence in MDLY's ability to invest capital – the rerating of shares is unlikely

The danger posed by MDLY's track record of incompetence has not been lost on us. MCC currently languishes at a 48% discount to NAV—this is the single largest NAV discount among the 46 BDCs covered by Raymond James' investment banking group in their "BDC Weekly Insight" report (published December 7, 2018). The persistence of MCC's enormous NAV discount, which is nearly 4x the BDC average discount of 13%, reflects the fact that MDLY is neither a trustworthy business partner nor a good steward of capital. We believe the only way to ameliorate MCC's discount is for the Company to terminate MDLY as its external manager and explore strategic alternatives, independently of MDLY and SIC.



Price / NAV
1.60x
1.40x
1.20x
1.00x
0.80x
0.60x
0.40x
0.20x
0.00x
0.87x
1.52 1.31 1.21 1.14 1.14 1.12 1.10 1.02 0.99 0.98 0.98 0.97 0.97 0.96 0.94 0.93 0.91 0.90 0.89 0.88 0.87 0.86 0.84 0.84 0.84 0.83 0.83 0.82 0.81 0.80 0.78 0.75 0.75 0.72 0.72 0.71 0.70 0.69 0.68 0.64 0.64 0.63 0.62 0.59 0.58 0.52
MAIN NEWT TSLX GBDC HTGC GSBD CSWC GLAD SAR TCPC HRZN NMFC ARCC SLRC SCM SUNS PFLT TPVG BCSF OXSQ MRCC WHF BBDC FDUS CGBD OCSI HCAP OFS GAIN PNNT AINV BKCC OCSL CCT TCRD PSEC FSIC MVC GECC GARS KCAP CMFN CPTA OHAI ABDC MCC

**Source: Raymond James "BDC Weekly Insight" (12/07/2018)*

On the Transaction announcement call held on August 10, 2018, Brook Taube stated that the Transaction will "create the second largest internally managed BDC… it is clear that the internally managed structure deserves…a valuation premium." It is unrealistic for us to expect SIC to magically rerate to a higher multiple, as Brook Taube suggests, simply because the company is internally managed—we believe the overhang of MDLY's value destroying incompetence will remain. The importance of a manager's investment track record is demonstrated by the graph of TTM ROEs vs. P/NAV multiples from Janney Montgomery Scott's Q2'18 BDC industry review (published September 7, 2018):

Moab Capital Partners, LLC 152 West 57th St, 9th Floor, New York, NY 10019 *Main:* (212) 981-2646 *Fax:* (212) 651-1288





MOAB
PARTNERS

P/NAV v ROE
Price/NAV
ROE
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
-15.00
-10.00
-5.00
0.00
5.00
10.00
15.00
20.00
25.00
MAIN
HTGC
GBDC
SAR
MRCC
PFLT
CSWC
NMFC
GLAD
GAIN
SCM
ARCC
TPVG
FDUS
HCAP
TCAP
OFS
FSIC
PNNT
GECC
GARS
CPTA
MCC
ABDC
Source: SNL, JMS Estimates

MDLY's management team attempts to distance itself from this horrendous underwriting performance by claiming their problems are in the past due to their write-downs being concentrated in the pre-2015 "legacy investment portfolio." But this misses the point that MDLY 1) did originate these investments and 2) has continued to be remarkably slow to recognize the extent of value destroyed. The failure of MDLY's management team to mark these investments down sooner raises important concerns that it was either unable to properly assess the health of businesses or, potentially more alarming, was actively ignoring signs these investments were impaired to delay the reduction in MCC's assets and thereby inflate asset based management fees to MDLY. Either way, the current 48% discount to NAV serves as a strong signal from the stock market that vehicles managed by MDLY and/or the Taubes will remain in the penalty box.



MCC - NAV per Share ($ / share)
$14
$12
$10
$8
$6
$4
$2
$0
12.5 12.5 12.6 12.6 12.6 12.6 12.5 12.7 12.7 12.6 12.7 12.7 12.7 12.6 12.4 11.7 11.7 11.5 11.0 10.0 9.8 9.8 9.5 9.4 8.9 8.8 8.5 7.7 7.0 6.4 5.9
1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18

Moab Capital Partners, LLC 152 West 57th St, 9th Floor, New York, NY 10019 *Main:* (212) 981-2646 *Fax:* (212) 651-1288



The Transaction would be dilutive to MCC's NAV per share

As if it were not enough for MDLY and the Taubes to have reaped over $100 million dollars in fees from MCC while shareholders were left with hundreds of millions of dollars in losses, they are now asking us, the MCC shareholders, to bail them out by paying a multiple of their declining earnings. We believe it would better serve the interests of all MCC shareholders for the Company to either (i) fire MDLY and the Taubes by terminating the Company's investment management contract and solicit competitive bids for entering into a new agreement, or (ii) pursue a sale of MCC separately from any MDLY involvement.

According to the preliminary proxy statement, the Transaction is anticipated to dilute MCC shareholders by 8%. Given the value destruction MCC shareholders have already been subjected to under MDLY's management, it is untenable for MCC shareholders to accept an additional 8% dilution while the Taube brothers sell their MDLY shares for an astounding 109% premium to MDLY's closing price prior to the Transaction's announcement. This would effectively amount to the Taubes' enjoying an undeserved windfall at the MCC shareholders' expense. A much clearer path to realizing value for MCC shareholders would be to terminate the investment management agreement with MDLY and pursue an independent review of strategic alternatives, including a sale of the Company.

The Transaction would be dilutive to the QUALITY of MCC's NAV per share and would entrench incompetent management

In addition to diluting our NAV, the Transaction would also dilute the quality of our NAV by including value for MDLY on our pro-forma balance sheet and in our pro-forma NAV calculation. Though members of MDLY's Board and management are highlighting that this would be the second largest internally managed BDC, we know of no other internally managed BDC that ascribes value to its management team on its balance sheet—THERE IS REAL RISK THAT THE MARKET WILL ASSIGN A VALUE OF $0 TO MDLY SUBSEQUENT TO THE TRANSACTION CLOSING.

MCC shareholders, who have already been badly burned by the Taubes, are now being asked to bet on the Taubes again, in spite of the public debacle of MCC's performance under their watch. This is not a bet we want to make—if the Taubes remain in control of the Company, the dilution that MCC shareholders will suffer as a result of the Transactions could be far worse than 8%.

We believe MDLY's incompetent management and terrible historical investment performance are the primary drivers of MCC's NAV discount, and that a dilutive transaction that rewards the incompetence of our managers and further entrenches them will only exacerbate this problem further in the future. We see no reason to dilute our shares.

Outrageous MDLY forecasts

The forecasts provided by MDLY's management team and used to calculate combined pro-forma company projections are simply outrageous. Although MDLY's revenue and EBITDA have been declining since 2014, the forecasts used to assess the combined company's financials assume that MDLY would suddenly return to spectacular growth, with revenue projected to increase by 67% and EBITDA projected to increase by an astounding 205% over the next 3 years! Despite the disappointing performance of MCC, shareholders are being asked to take a huge leap of faith that MDLY's leadership will be able to turn around its persistent financial decline and return to growth.

The process that resulted in the transaction was deeply flawed – independent Board members have been derelict in their duties to maximize shareholder value

The preliminary proxy statement filed by SIC details a remarkably intense sale process for MDLY that spanned a full year (May 2017 to May 2018), included four investment banks (UBS, Credit Suisse, Broadhaven, and Goldman Sachs), and outreach to at least 57 potential buyers. In spite of this extraordinary effort, MDLY received no serious takeover proposals.



At this point, we believe that MDLY's management team devised a plan to bail themselves out by forcing their managed capital vehicles SIC and MCC to pay an exorbitant price for MDLY that appears to exceed the highest preliminary offer they received. We note that, in contrast to MDLY's extensive sales process, MCC's special committee was derelict in its responsibility to seek a superior alternative bid—it simply hired Sandler O'Neil to consult on the transaction and provide a fairness opinion that did not consider the form or structure of the proposed Transaction or compare to any alternative transactions or business strategies that might exist for the Company. Why did MCC's Board fail to pursue a broad array of strategic options with similar eagerness as MDLY's board? Why was Sandler O'Neil not instructed to evaluate a broad set of strategic alternatives for MCC shareholders? How could the best course of action for MCC be to acquire MDLY when at least 57 other potential suitors had no serious interest in doing so?

Moab has held discussions with large private and public loan managers, including larger well-capitalized public BDCs, and believes there is real interest in MCC's portfolio of assets, but these managers were never given the option to review MCC or MCC's portfolio on a standalone basis (i.e. a portfolio transaction that did not contemplate a concurrent transaction with MDLY). One need only to look at the recent Triangle Capital ("TCAP") sale process, which paid shareholders 97% of the portfolio's fair value (exclusive of value received for TCAP's management contract) for a riskier portfolio of substantially more subordinated and distressed assets. In addition, the recent KCAP Financial ("KCAP") transaction, in which KCAP chose to sell its management contract to a new third party investment manager in exchange for an upfront $25 million payment (equal to 23% of KCAP's market capitalization, or 14% of NAV), demonstrates the latent value that could be realized by terminating MDLY and placing the management contract up for bid. We believe there are multiple ways to win for MCC shareholders, if we explore all strategic alternatives.

We are confident a cash bid much closer to NAV is achievable for MCC shareholders if the Board puts the best interests of all of its shareholders ahead of those of the Taube brothers. MCC's independent Board members, who voted in favor of the dilutive Transaction, have a fiduciary duty to weigh all of the alternative strategic options available for MCC, including termination of the MDLY investment management agreement and pursuing a potential sale of the Company.

Market Verdict – Stock reactions illustrate uneconomical deal terms for MCC

On the day the Merger was announced, the market rewarded MDLY with a 53% gain versus the company's pre-deal close. In contrast, MCC shares were up only 6% on the day of the Merger announcement, and now sit 8% BELOW the pre-deal closing price. The market is giving a crystal-clear indication that this would be an unfair deal for MCC shareholders.

Conclusion

We urge shareholders to vote **AGAINST** the proposed Transaction at MCC's upcoming Special Meeting and to hold the Board accountable for approving a deal that demonstrates an unequivocal disregard for its shareholders. As shareholders, we have options to protect the value and integrity of our respective investments, and we hope that you follow the lead of your fellow holders who have come out publicly in recent weeks to voice their deep concerns and opposition to this ill-advised Transaction.

Sincerely,

Michael Rothenberg
President